Exhibit 16.1

May 2, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01(a) of Form 8-K dated April 26, 2005, of FindWhat.com, Inc. (“the Registrant”) and are in agreement with the statements contained in the first, second, third, fourth and fifth paragraphs therein. We have no basis to agree or disagree with the sixth and seventh paragraphs of the above referenced filing.

/s/ Ernst & Young LLP